Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2014

3Q14 New Subscribers Reached 16,317

3Q14 Revenue Increased to RMB150.6 Million

3Q14 Gross Profit Up 2.1% YOY to RMB123.6 Million

Conference Call to be Held February 25, 2014 at 8:00 a.m. ET

HONG KONG, China, February 24, 2014 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the third quarter and first nine months of fiscal year 2014, which ended December 31, 2013.

Fiscal 2014 Third Quarter Highlights

•                  Revenues for the third quarter of fiscal 2014 increased 0.8% year-over-year to RMB150.6 million ($24.9 million).

•                  New subscriber sign-ups and accumulated subscriber base reached 16,317 and 359,487, respectively.

•                  Gross profit increased by 2.1% year-over-year to RMB123.6 million ($20.4 million) from RMB121.1 million in the prior year period.

•                  Gross margin increased to 82.0%, compared to 81.1% in the prior year period.

•                  Operating income was RMB65.7 million ($10.9 million).

•                  Interest expense amounted to RMB21.9 million ($3.6 million), which was largely attributable to the convertible notes issued during fiscal 2013.

•                  Net income attributable to the Company’s shareholders increased by 2.7% to RMB34.6 million ($5.7 million) from RMB33.6 million in the prior year period.

•                  Operating cash flow for the quarter increased to RMB169.0 million ($27.9 million), compared to RMB144.1 million in the prior year period.

Fiscal 2014 Nine Month Highlights

•                  Revenues for the first nine months of fiscal 2014 increased 7.1% to RMB420.9 million ($69.5 million) from RMB393.1 million in the prior year period.

•                  New subscriber sign-ups reached 47,505 and accumulated subscriber base expanded to 359,487.

•                  Gross profit increased by 9.1% year-over-year to RMB342.1 million ($56.5 million).

•                  Operating income increased 5.9% year-over-year to RMB167.9 million ($27.7 million).

•                  Interest expense amounted to RMB53.1 million ($8.8 million), compared to RMB48.0 million in the prior year period.

•                  Net income attributable to the Company’s shareholders increased 3.3% to RMB92.4 million ($15.3 million), up from RMB89.4 million in the prior year period.

•                  Operating cash flow for the first nine months of fiscal 2014 was RMB398.6 million ($65.8 million), after taking into account the coupon payments made to the Company’s convertible note holders.

“Overall, we continued to deliver solid business performance in the third quarter. Although the numbers of newborns were still down over last year’s Dragon year, the company achieved sequential quarterly growth in new subscribers and record quarterly revenue, attributable to our upward pricing adjustment implemented in the beginning of our current fiscal year, and from the sound execution of our sales and marketing strategy,” stated Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation.

“In the third quarter, a one-time payment option remained the preferred choice among our new subscribers which contributed to our robust cash flow. As we approach the end of the current fiscal year, we remained focused on completing the capacity expansion at our Guangdong and Zhejiang facilities, which are in their final stages. With the new facilities coming on-line in the near future, we will strive to intensify our marketing effort and further deepen penetration within our key operating regions.”

Third Quarter and First Nine Months Summary Ended December 31, 2012 and 2013

	Three Months Ended December 31,			Nine Months Ended December 31,
	2012	2013		2012	2013
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	149,320	150,586	24,875	393,112	420,942	69,534
Gross Profit	121,052	123,554	20,410	313,398	342,058	56,503
Operating Income	67,125	65,743	10,860	158,567	167,913	27,736
Net Income Attributable to the Company’s Shareholders	33,631	34,554	5,708	89,419	92,364	15,256
Earnings per Ordinary Shares — Basic[1] and Diluted (RMB/US$)	0.42	0.41	0.07	1.17	1.14	0.19

Revenue Breakdown (%)
Processing Fees	77.4%	71.3%		76.5%	70.9%
Storage Fees	22.6%	28.7%		23.5%	29.1%

New Subscribers (persons)	21,218	16,317		56,169	47,505
Total Accumulated Subscribers (persons)	295,923	359,487		295,923	359,487

Summary — Selected Cash Flow Statement Items

	Three Months Ended		Nine Months Ended
	December 31, 2013		December 31, 2013
(in thousands)	RMB	US$	RMB	US$
Net cash provided by operating activities	168,993	27,916	398,616	65,846
Net cash used in investing activities	(83,955)	(13,868)	(140,846)	(23,266)
Net cash provided by financing activities	—	—	2,336	386

Third Quarter of Fiscal 2014 Financial Results

REVENUES. Revenues increased by 0.8% to RMB150.6 million ($24.9 million) in the third quarter of fiscal 2014 from RMB149.3 million in the prior year period, driven mainly by higher service fees implemented since the first quarter of fiscal 2014 and the increased contribution of storage revenue from the Company’s expanded accumulated subscriber base, offset in part by the year-over-year decline in new subscriber numbers due to the Dragon year after-effect. The Company’s growing subscriber base and quarter-over-quarter improvement in new subscriber numbers led to a 6.3% sequential increase in revenues from the fiscal 2014 second quarter.

Revenues generated from storage fees increased to RMB43.2 million ($7.1 million), up 27.8% from RMB33.8 million in the prior year period. Because of the increased accumulated subscriber base, revenue from storage fees accounted for 28.7% of total revenues, compared to 22.6% in the prior year period.

1  The terms of the convertible notes issued to KKR China Healthcare Investment Limited (“KKR”) and Golden Meditech Holdings Limited (“Golden Meditech”) provide each party with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights of RMB0.07 ($0.01) and RMB0.13 ($0.02) for the three months and nine months ended December 31, 2013, respectively.

Revenues generated from processing fees in this quarter were RMB107.4 million ($17.8 million), down from RMB115.5 million in the prior year period as pricing increases offset part of the impact of year-over-year declines in new subscriber numbers. 16,317 new subscriber sign-ups were recorded during the third quarter of fiscal 2014, representing a 23.1% year-over-year decrease but a 2.4% sequential increase. Revenues generated from processing fees accounted for 71.3% of total revenues, compared to 77.4% in the prior year period.

GROSS PROFIT. Gross profit for the third quarter of fiscal 2014 increased by 2.1% to RMB123.6 million ($20.4 million) from RMB121.1 million in the prior year period. Gross margin continued to improve to 82.0%, compared to 81.1% in the prior year period, as the Company benefitted from increased storage revenue as a percent of the overall revenue mix and slightly improved economies of scale.

OPERATING INCOME. Operating income for the third quarter was RMB65.7 million ($10.9 million), compared to RMB67.1 million in the prior year period. Operating margin decreased to 43.7% from 45.0% in the prior year period. The decrease was mainly due to higher promotion and depreciation expenses. Depreciation and amortization expenses for the third quarter increased to RMB9.9 million ($1.6 million), from RMB8.4 million in the prior year period as the Company’s facility expansion programs gradually reach completion.

Research and Development Expenses. Research and development expenses remained stable at RMB2.4 million ($0.4 million).

Sales and Marketing Expenses. Sales and marketing expenses for the third quarter amounted to RMB28.2 million ($4.7 million), compared to RMB24.8 million in the prior year period. The increase in sales and marketing expenses relates to the effort to attract new subscribers following the Dragon year. Additional expenses were incurred for the implementation of a more extensive marketing plan for the Zhejiang market. This was offset by various cost control measures enforced by the management. As a result, while fiscal 2014 third quarter sales and marketing expenses as a percentage of revenue increased to 18.7% from 16.6% in the prior year period, they showed a sequential improvement from 19.5% in the second quarter of the current fiscal year.

General and Administrative Expenses. General and administrative expenses were stable at RMB27.2 million ($4.5 million), compared to RMB27.0 million in the prior year period and RMB28.0 million in the second quarter of fiscal 2014. As a percentage of revenue, general and administrative expenses were 18.1%, similar to the prior year period, and an improvement from 19.8% in the second quarter of fiscal 2014.

OTHER INCOME AND EXPENSES

Interest Expense. Interest expense decreased to RMB21.9 million ($3.6 million) from RMB23.8 million in the prior year period. The decrease was largely attributable to the capitalization of interest expense for the Company’s in-progress construction of new facilities. Interest expense capitalized in the third quarter of fiscal 2014 amounted to RMB3.6 million ($0.6 million). No interest expense was capitalized in the prior year period.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As the increase in income before tax was partially offset by the increase in income tax expense, net income attributable to the Company’s shareholders for the third quarter of fiscal 2014 increased to RMB34.6 million ($5.7 million) from RMB33.6 million in the prior year period. Net margin for the third quarter of fiscal 2014 was 22.9%, slightly higher than 22.5% for the same period last year and 17.6% for the second quarter of the current fiscal year.

EARNINGS PER SHARE. The terms of the convertible notes issued to KKR and Golden Meditech provide each party with the ability to participate in any Excess Cash Dividend2. Therefore, the calculation of basic and diluted EPS incorporates the effect of such participating rights of RMB0.07 ($0.01). Basic and diluted earnings per ordinary share for the third quarter of fiscal 2014 were RMB0.41 ($0.07).

LIQUIDITY. As of December 31, 2013, the Company had cash and cash equivalents of RMB1,754.6 million ($289.8 million) compared to RMB1,494.1 million as of March 31, 2013. The Company had total debt of RMB821.8 million ($135.8 million) as of December 31, 2013. Operating cash flow for the quarter amounted to RMB169.0 million ($27.9 million).

First Nine Months of Fiscal 2014 Financial Results

For the first nine months of fiscal year 2014, total revenues increased 7.1% to RMB420.9 million ($69.5 million) from RMB393.1 million in the prior year period. The increase was largely attributable to the implementation of the Company’s higher service pricing fee and the expansion of the Company’s accumulated subscriber base to 359,487 subscribers, which outweighed the impact of the decrease in new subscriber numbers after the Dragon year. Revenues from processing fees decreased slightly by 0.8% but storage fees grew by 32.7%. Gross profit increased by 9.1% to RMB342.1 million ($56.5 million) from RMB313.4 million in the prior year period. Operating income increased by 5.9% to RMB167.9 million ($27.7 million) from RMB158.6 million in the prior year period. Net income attributable to the Company’s shareholders totaled RMB92.4 million ($15.3 million). Basic and diluted earnings per share attributable to ordinary shares were RMB1.14 ($0.19). Net cash provided by operating activities in the first nine months of fiscal 2014 was RMB398.6 million ($65.8 million).

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, February 25, 2014 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers or +852-5808-3202 for Hong Kong callers, access code: 2926250.

2 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending December 31, 2013 were made at the noon buying rate of RMB6.0537 to $1.00 on December 31, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2013

	March 31,	December 31,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	1,494,099	1,754,558	289,832
Accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB14,112; December 31, 2013: RMB17,137)	73,076	86,361	14,266
Inventories	10,265	23,319	3,852
Prepaid expenses and other receivables	11,602	20,991	3,466
Debt issuance costs	3,678	3,587	593
Deferred tax assets	5,454	6,493	1,073
Total current assets	1,598,174	1,895,309	313,082
Property, plant and equipment, net	468,272	600,413	99,182
Non-current prepayments	212,633	210,582	34,786
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2013: RMB36,361; December 31, 2013: RMB36,817)	249,370	234,838	38,792
Inventories	39,730	46,228	7,636
Intangible assets, net	125,170	121,704	20,104
Available-for-sale equity securities	88,404	149,408	24,680
Other investment	189,129	189,129	31,242
Debt issuance costs	11,667	8,676	1,433
Deferred tax assets	3,727	1,416	234
Total assets	2,986,276	3,457,703	571,171

LIABILITIES
Current liabilities
Bank loan	50,000	60,000	9,911
Accounts payable	9,890	11,999	1,982
Accrued expenses and other payables	84,006	88,136	14,560
Deferred revenue	172,328	180,767	29,861
Amounts due to related parties	11,241	12,146	2,006
Income tax payable	4,983	2,444	404
Deferred tax liabilities	—	2,600	429
Total current liabilities	332,448	358,092	59,153
Convertible notes	751,781	761,816	125,843
Non-current deferred revenue	530,258	750,213	123,926
Other non-current liabilities	107,158	150,390	24,843
Deferred tax liabilities	23,168	26,866	4,438
Total liabilities	1,744,813	2,047,377	338,203

EXHIBIT 1 (continued)

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2013 - (continued)

	March 31,	December 31,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued, and 73,003,248 shares outstanding as of March 31, 2013 and December 31, 2013, respectively	50	50	8
Additional paid-in capital	798,221	798,221	131,857
Treasury stock, at cost
(March 31, 2013 and December 31, 2013: 136,899 shares, respectively)	(2,815)	(2,815)	(465)
Accumulated other comprehensive income	18,256	94,295	15,576
Retained earnings	423,420	515,784	85,201
Total equity attributable to China Cord Blood Corporation	1,237,132	1,405,535	232,177
Non-controlling interests	4,331	4,791	791
Total equity	1,241,463	1,410,326	232,968
Total liabilities and equity	2,986,276	3,457,703	571,171

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months ended December 31, 2012 and 2013

	Three months ended December 31,			Nine months ended December 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	149,320	150,586	24,875	393,112	420,942	69,534
Direct costs	(28,268)	(27,032)	(4,465)	(79,714)	(78,884)	(13,031)
Gross profit	121,052	123,554	20,410	313,398	342,058	56,503
Operating expenses
Research and development	(2,087)	(2,401)	(397)	(6,210)	(7,234)	(1,195)
Sales and marketing	(24,831)	(28,217)	(4,661)	(67,568)	(84,274)	(13,921)
General and administrative	(27,009)	(27,193)	(4,492)	(81,053)	(82,637)	(13,651)
Total operating expenses	(53,927)	(57,811)	(9,550)	(154,831)	(174,145)	(28,767)
Operating income	67,125	65,743	10,860	158,567	167,913	27,736
Other expense, net
Interest income	3,874	3,761	621	11,062	12,255	2,024
Interest expense	(23,762)	(21,866)	(3,612)	(48,027)	(53,085)	(8,769)
Exchange loss	(1,010)	(194)	(32)	(959)	(249)	(41)
Dividend income	2,265	1,189	196	4,685	9,911	1,637
Others	45	603	100	(721)	1,647	272
Total other expense, net	(18,588)	(16,507)	(2,727)	(33,960)	(29,521)	(4,877)
Income before income tax	48,537	49,236	8,133	124,607	138,392	22,859
Income tax expense	(13,259)	(14,489)	(2,393)	(28,060)	(45,568)	(7,527)
Net income	35,278	34,747	5,740	96,547	92,824	15,332
Net income attributable to non-controlling interests	(1,647)	(193)	(32)	(7,128)	(460)	(76)
Net income attributable to China Cord Blood Corporation’s shareholders	33,631	34,554	5,708	89,419	92,364	15,256

Net income per share:
Attributable to ordinary shares
- Basic	0.42	0.41	0.07	1.17	1.14	0.19
- Diluted	0.42	0.41	0.07	1.17	1.14	0.19

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	784	2,391	395	(1,640)	11,985	1,980
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(1,193)	(19,504)	(3,222)	(21,143)	64,054	10,581
Comprehensive income	34,869	17,634	2,913	73,764	168,863	27,893

Comprehensive income attributable to non-controlling interests	(1,646)	(193)	(32)	(7,105)	(460)	(76)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	33,223	17,441	2,881	66,659	168,403	27,817